SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2013
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2013, incorporated by reference herein:

Exhibit

99.1   Release dated July 31, 2013, entitled “VILLAGE MAIN REEF (“VMR”) SUSPENDS
          FINANCIAL ASSISTANCE TO BLYVOORUITZICHT GOLD MINING COMPANY
          LIMITED (“BLYVOOR”)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: July 31 2013 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:   Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE Share Code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD”)
VILLAGE MAIN REEF LIMITED (“VMR”) SUSPENDS FINANCIAL ASSISTANCE TO
BLYVOORUITZICHT GOLD MINING COMPANY LIMITED (“BLYVOOR”)

DRDGOLD shareholders (“Shareholders”) are referred to the announcement published by VMR on the
Stock Exchange News Service of the JSE Limited on 30 July 2013 regarding VMR’s decision to suspend financial assistance to Blyvoor. Shareholders are also referred to the announcements, dated
8 November 2011 and 13 February 2012, which set out the terms of the disposal of DRDGOLD’s entire interest in Blyvoor to VMR.

For ease of reference, Shareholders are reminded that, with effect from 1 June 2012, Blyvoor was deconsolidated in terms of IFRS from the consolidated financial results of DRDGOLD following:
1. the transfer of board and operational control from DRDGOLD to persons nominated by VMR;
2. the sale by DRDGOLD of all loan claims against Blyvoor to VMR; and
3.
the cession of all DRDGOLD’s rights and entitlements to receive any dividends declared by Blyvoor in favour of VMR
(collectively referring to the aforesaid as “the Phase I Disposal”).

DRDGOLD has, since the implementation of the Phase I Disposal and the transfer of control mentioned above, not had any financial interest in or exposure to Blyvoor’s operations.

Final transfer of the DRDGOLD’s shares is pending formal, regulatory approvals, termed Phase 2 closure.

Ni l Pretorius, CEO of DRDGOLD, said: “Whilst the transaction was designed to be implemented in phases, enough of the deal has been finalised for the position of DRDGOLD to have been reduced to that of
“notional” shareholder and for Blyvoor to have become a subsidiary of VMR, as contemplated in the
Companies Act. Hence DRDGOLD confirms that it will neither intervene nor will it provide any financial assistance to Blyvoor.”

Roodepoort
31 July 2013